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                                                                    Exhibit 99.1



October 4, 2002



Board of Directors
c/o Mr. Martin S. McDermut
Superconductor Technologies, Inc.
460 Ward Drive
Santa Barbara, CA 93111-2310

To the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view to SuperConductor Technologies, Inc. (the "Company") and the Parent shareholders, of the proposed Exchange Ratio as defined in the Agreement and Plan of Merger by and between the Company and Conductus Inc. ("Conductus"). The Agreement and Plan of Merger (the "Agreement"), dated as of October, 2002 (the "Agreement Date"), among the Company, Merger Sub, a wholly owned subsidiary of the Company, and Conductus, sets forth the principal terms of the Transaction. The Agreement provides, among other things, that each share of Common Stock of Conductus, par value $.0001 per share (the "Conductus Common Stock"), including, with respect to each such share of Conductus Common Stock, the associated Rights (as defined in that certain Rights Agreement dated January 29, 1998, by and between Conductus and Boston EquiServe, L.P., as Rights Agent (the "Rights Plan") (all issued and outstanding shares of Conductus Common Stock being hereinafter collectively referred to as the "Shares"), issued and outstanding immediately prior to thc Agreement Date (other than any Shares to be canceled pursuant to Section 2.01(a)(ii)) shall be converted, subject to Section 2.02(e), into the right to receive that number of shares of Common Stock of thc Company, par value $.001 per share (the "Parent Common Stock") equal to 0.60 shares (the "Exchange Ratio"). The foregoing transaction will be referred to herein as the Transaction.

In connection with our opinion, we have:

        (a)  considered the Agreement;

        (b) considered the provisions of various option agreements, stock incentive plans, rights and attributes of various classes of Company securities, and other agreements deemed relevant to this analysis;

        (c) considered certain financial and other information relating to the Company that was publicly available or furnished to us by the Company, including operating budgets prepared by management;

        (d) considered certain financial and other information relating to Conductus that was publicly available or furnished to us by Conductus including operating budgets prepared by management;

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        (e)   considered certain representations made by the Company and its advisors regarding the likely outcome of the ISCO litigation;

        (f) met with members of the Company's and Conductus's management to discuss the business, operations, historical financial results and future prospects of the Company and Conductus on both a stand-alone basis and giving effect to the Transaction;

        (g) considered certain financial and securities data of the Company and Conductus and compared that data with similar data for other publicly-held companies in businesses similar to those of the Company and Conductus;

        (h) considered the financial terms of certain recent acquisitions of companies in businesses similar to those of the Company and Conductus;

        (i) considered management's cash utilization and transaction cost estimates utilizing the budgets prepared by the management of the Company and Conductus; and

        (j) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate for purposes of this opinion.

The opinion expressed below is subject to the following qualifications and limitations:

        (i) In arriving at our opinion, we have relied upon and assumed without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to us by the Company, Conductus, and their advisors. With respect to the operating budgets we considered, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Conductus's management as to the future financial performance of the Company and Conductus on a stand-alone basis.

        (ii) We have not made an independent evaluation or appraisal of specific tangible or intangible assets of the Company or Conductus, nor have we been furnished with any such appraisals. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company or Conductus.

        (iii) Based upon discussions with management and the Company's local counsel, we have assumed that the Exchange Ratio will be fixed and not contingent upon, or subject to any pending or future litigation including, but not limited to, the ISCO Lawsuits (as defined in the Agreement).

        (iv) We have considered certain potential outcomes of the ISCO litigation as provided to us by management and the Company's outside counsel. Such outcomes have been characterized to us as reasonably foreseeable. There may be outcomes that have a material impact on the Company and Conductus that we have not considered.


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        (v)    Our services with to the Transaction do not constitute, nor should they be construed to constitute in any way, a review or audit of or any other procedures with respect to any financial information nor should our services be relied upon by any person to disclose weaknesses in internal controls or financial statement errors or irregularities.

        (vi) Our opinion does not address, and should not be construed to address, either the underlying business decision to effect the Transaction or whether Exchange Ratio employed in the Transaction is reflective of the highest (or lowest as the case may be) valuation of the Company's or Conductus's common equity. We express no view as to the federal, state or local tax consequences of the Transaction.

        (vii) Our opinion is based on business, economic, market and other conditions as they exist as of the date hereof or as of the date of the information provided to us.

        (viii) This opinion is effective as of the date hereof. We have no obligation to update the opinion unless requested by you in writing to do so and expressly disclaim any responsibility to do so in the absence of any such request.

        (ix) We have performed no procedures to determine the solvency of the Company or Conductus on a stand-alone basis or giving effect to the Transaction. As such, this opinion does not constitute a solvency opinion, and should not be relied upon for such purposes.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Exchange Ratio of 0.60 shares of the Company for each share of Conductus common stock is fair to the Company and the Parent shareholders from a financial point of view.

We will receive a fee as compensation for our services in rendering this opinion. Our fee was not contingent upon the outcome of our analysis or the tenor of our conclusions. We have also been engaged by the Company to provide guidance on the financial reporting requirements associated with the Transaction prior to or subsequent to closing. We will receive a fee for this consulting service based upon the time and material required to complete such services.

This letter is for the information of the Board of Directors of the Company in connection with the Transaction described herein. This opinion may not be quoted or referred to, in whole or in part, filed with, or furnished or disclosed to any other party, or used for any other purpose without our prior written consent.

Yours sincerely,




By: Daniel A. MacMullan
    Managing Director
    Standard & Poor's Corporate Value Consulting

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